UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PZENA INVESTMENT MANAGEMENT, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

74731Q103
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 74731Q103

1.
NAME OF REPORTING PERSONS

Antonio DeSpirito, III

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [  ]
(b)  [  ]

3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

600,862(1)

6.  SHARED VOTING POWER

None.

7. SOLE DISPOSITIVE POWER

600,682(1)

8. SHARED DISPOSITIVE POWER

None.

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,862(1)

(1) Includes options to purchase 250,000 shares of Class A common stock which are currently exercisable.

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12.
TYPE OF REPORTING PERSON

IN

Item 1.

(a)
Name of Issuer:   Pzena Investment Management Inc.

(b)
Address of Issuer's Principal Executive Offices:

120 West 45th Street, 20th Floor
New York, NY 10036

Item 2.

(a)
Names of persons filing:  Antonio DeSpirito, III

(b)
Address of Principal Business Office or, if none, Residence:

c/o Pzena Investment Management
120 West 45th Street, 20th Floor
New York, NY 10036

(c)
Citizenship:  United States

(d)

Title of class of Securities:   Class A Common Stock, par value $0.01 per share.

(e)
CUSIP No.:   74731Q103

Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4. Ownership

See Cover Page, Items 5 through 11.

The Reporting Person beneficially owns 600,862 shares of Class A Common Stock of the Issuer, which represents approximately 5.6% of the outstanding shares of the Issuer’s Class A Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2011

/s/ Antonio DeSpirito, III

Antonio DeSpirito, III